FIRST QUARTER 2007

FIRST QUARTER 2007

Birch Mountain Resources Ltd.
Consolidated Balance Sheets
Canadian Dollars		UNAUDITED

As At	March 31, 2007	December 31, 2006

Assets (Notes 9 and 10)
Current
Cash and cash equivalents (Note 3)	5,638,302	1,345,483
Accounts receivable	1,464,203	2,202,698
Inventory (Note 4)	5,248,926	5,703,196
Prepaids and deposits (Note 5)	6,395,151	7,995,965
	18,746,582	17,247,342
Long term prepaids	137,294	137,294
Restricted cash (Note 6)	3,000,000	4,250,000
Property, plant and equipment (Note 7)	19,362,486	18,729,682
Mineral properties (Note 8)	45,303,239	44,608,237
Total Assets	86,549,601	84,972,555
Liabilities
Current
Bank loan (Note 10)	4,868,000	-
Accounts payable and accrued liabilities (Note 20)	3,838,985	4,113,610
Current portion of long term debt (Note 11)	1,416,041	1,580,858
Deferred revenue	50,306	50,306
Other current liabilities)	2,437,781	2,437,781
	12,611,113	8,182,555

Long term debt (Note 11)	5,684,337	6,911,321
Asset retirement obligation (Note 12)	1,024,766	1,100,000
Convertible debentures (Note 13)	28,816,311	28,537,087
	48,136,527	44,730,963
Commitments (Note 19)

Shareholders’ equity
Share capital (Note 14)	48,028,206	47,489,830
Contributed surplus (Note 15)	11,497,333	10,236,663
Deficit (Note 17)	(21,112,465)	(17,484,901)
	38,413,074	40,241,592
Total Liabilities and Shareholders’ Equity	86,549,601	84,972,555

See accompanying notes to the unaudited interim consolidated financial statements.

Birch Mountain Resources Ltd.
Consolidated Statements of Loss, Comprehensive Loss and Deficit
For the three months ended March 31
Canadian Dollars		UNAUDITED

	2007	2006

Revenue
Net sales (Note 22)	595,573	-
Delivery revenue	263,569	-
Total revenues	859,142	-

Cost of goods sold	493,257	-
Delivery cost	255,730	-
Cost of revenues	748,987	-

Gross profit	110,155	-

Expenses (Note 20)
Amortization, accretion and depletion	221,170	18,713
Interest and bank charges	939,386	2,062
Mineral exploration costs (Note 8)	107,552	273,810
Office	121,674	118,269
Professional fees	309,310	207,434
Indirect quarry costs	677,345	173,668
Salaries and benefits	262,457	297,480
Shareholder services and promotion	325,377	230,346
Stock-based compensation (Note 18)	815,827	959,297
	3,780,098	2,281,079
Loss before other income	(3,669,943)	(2,281,079)

Interest and other income	42,379	215,798
Net loss and comprehensive loss for the period	(3,627,564)	(2,065,281)

Deficit, beginning of period	(17,484,901)	(7,290,627)
Deficit, end of period	(21,112,465)	(9,355,906)

Loss per share
Basic and diluted (Note 16)	(0.04)	(0.03)

See accompanying notes to the unaudited interim consolidated financial statements

Birch Mountain Resources Ltd.
Consolidated Statements of Cash Flows
For the three months ended March 31
Canadian Dollars	UNAUDITED

	2007	2006

OPERATING ACTIVITIES
Net loss	(3,627,564)	(2,065,281)
Adjustments for non-cash items:
Amortization, accretion, and depletion	221,170	18,713
Accretion of unamortized debenture discount	279,224
Stock-based compensation	1,019,956	1,022,840
Changes in non-cash working capital balances:
Accounts receivable	738,495	(96,588)
Inventory	454,270	(422,348)
Prepaids and deposits	1,600,814	(451,611)
Accounts payable and accrued liabilities	559,735	(438,605)
Other current liabilities	-	(875,750)
Cash provided by (used in) operating activities	1,246,100	(3,308,630)
FINANCING ACTIVITIES
Issue of common shares for cash, net of share issue costs	489,963	232,562
Proceeds from bank loan, net of debt issue costs	4,868,000	-
Repayment of long-term debt	(236,995)	-
Repayment of capital lease	(1,154,806)	-
Cash provided by financing activities	3,966,162	232,562
INVESTING ACTIVITIES
Mineral exploration costs	(1,363,375)	(9,536,766)
Restricted cash	1,250,000	-
Acquisition of capital assets	(806,068)	(405,060)
Cash used in investing activities	(919,443)	(9,941,826)
Increase (decrease) in cash and cash equivalents	4,292,819	(13,017,894)
Cash and cash equivalents, beginning of period	1,345,483	32,322,603
Cash and cash equivalents, end of period	5,638,302	19,304,709

See accompanying notes to the unaudited interim consolidated financial statements.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the quarters ended March 31, 2007 and 2006
UNAUDITED

1. Nature of operations and going concern uncertainty

Birch Mountain Resources Ltd. (the "Company"), incorporated under the jurisdiction of the Business Corporations Act of Alberta, is exploring and developing its mineral leases and permits and operating a limestone quarry on its mineral leases, in Northern Alberta. At inception, the efforts of the Company were focused on exploration of precious metals and research into precious metals technology. However, over the past four and a half years its focus has been on the development of its industrial minerals. The mineral rights of the Company are to develop, extract and sell limestone products. The Company has two projects in its industrial minerals division, the Muskeg Valley Quarry and the Hammerstone Project, both of which are development of and commercialization of the limestone contained on the Company’s mineral leases. The Muskeg Valley Quarry is a limestone aggregate quarry approved by the government regulators. The Hammerstone Project is a planned quarry expansion and quicklime and cement plants. The Company must comply with conditions of the regulatory approvals such as to monitor ground water, report extraction and pay royalties thereon and the reclaim the site at the end of production.

As at March 31, 2007, the Company had incurred a net loss of $3,627,564 for the three months then ended and had an accumulated deficit of $21,112,465. The ability of the Company to continue as a going concern is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the Company to obtain the necessary financing or cash flow to continue the development and operation of its mineral properties. The Muskeg Valley Quarry is operational and the Hammerstone Project is considered to be in the development stage.

The financial statements have been prepared on a going concern basis, which presumes the realization of assets and settlement of liabilities through the normal course of operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or liabilities that maybe necessary should the Company be unable to continue as a going concern.

2. Significant accounting policies

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The principal accounting policies followed by the Company, which have been consistently applied in the preparation of these consolidated financial statements, are set out in the audited consolidated financial statements for the year ended December 31, 2006. Certain information and note disclosure normally included in annual consolidated financial statements prepared in accordance with generally accepted accounting principles are not included. Accordingly, these interim consolidated financial statements should be read together with the Company’s audited consolidated financial statements for the year ended December 31, 2006.

Changes in Accounting Policy

Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 1506, "Accounting Changes", Section 1530, "Comprehensive Income", Section 3251, "Equity", Section 3855, "Financial Instruments – Recognition and Measurement" and Section 3861 "Financial Instruments – Disclosure and Presentation". These new Handbook sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but are excluded from net income calculated in accordance with generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into one of five categories: held-for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and accounting for changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the quarters ended March 31, 2007 and 2006
UNAUDITED

As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents as held-for-trading. Accounts receivable are classified as loans and receivables. Accounts payable, certain accrued liabilities, long-term debt and convertible debentures are classified as other liabilities, all of which are measured at amortized cost.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability. The Company did apply Section 3855 to the convertible debentures issued in December 2006 and the deferred financing charges were netted against convertible debentures.

Section 1506 "Accounting Changes" provides expanded disclosures for the changes in accounting policies, accounting estimates and correction of errors. Under the new standards, accounting changes should be applied retrospectively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policy are made only when required by a primary source of GAAP or when the change results in more relevant and reliable information. There is no material impact to the Company’s consolidated financial statements as a result of implementing this new standard.

In addition, the Company has assessed the new and revised accounting pronouncements that have been issued that are not yet effective and determined that the following may have a significant impact on the company.

As of January 1, 2008 the company will be required to adopt two new CICA standards, Section 3862 "Financial Instruments – Disclosures" and Section 3863 "Financial Instruments – Presentation," which will replace Section 3861 "Financial Instruments – Disclosures and Presentation." The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements. The new financial instruments presentation and disclosure requirements were issued in December 2006 and the Company is assessing the impact on its consolidated financial statements.

As of January 1, 2008 companies will be required to adopt the new CICA Section 1535 "Capital Disclosures," which will require companies to disclose their objectives, policies and processes for managing capital. In addition, disclosures are to include whether companies have complied with externally imposed capital requirements. The new capital disclosure requirements were issued in December 2006 and the Company is assessing the impact on its consolidated financial statements.

In January 2006, the CICA Account Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards ("IFRS") by the end of 2011. The company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

The adoption of these new standards had no impact on the Company’s deficit position as at January 1, 2007.

3. Cash and cash equivalents

At March 31, 2007, cash equivalents included $482,000 (December 31, 2006 - $683,962) invested in guaranteed investment certificates earning interest at rates of 2.9% (2006 - 2.9%).

4. Inventory

Inventory consists of crushed limestone stockpiles (considered to be finished product), unprocessed limestone stockpiles and blasted but unexcavated material. Inventory includes direct production costs such as fuel, labour, contractors, production overhead and direct rock excavation work. Inventory is recorded at the lower of cost or net realizable value. The cost of finished products and in-process inventories is determined on an average cost basis. At March 31, 2007, the Company has recorded inventory for work in progress of $3,001,784 (December 31, 2006 – $3,063,613) and for finished product of $2,247,142 (December 31, 2006 – $2,639,584).

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the quarters ended March 31, 2007 and 2006
UNAUDITED

5. Prepaids and deposits

Prepaids and deposits include $5.6 million of costs management expects to recover during 2007. Due to the short-term nature of this asset, it has been classified as a current asset.

6. Restricted cash

The Company pledged as collateral $2,000,000 against a demand operating line, through assignment of one-year term deposits to the Royal Bank of Canada. The Company has drawn on the operating line for a stand-by letter of credit, which is explained in Note 9.

The Company pledged as collateral $1,000,000 against future debt repayments of a crushing spread, through assignment of a guaranteed investment certificate to the Canadian Western Bank.

7. Property, plant and equipment

		March 31, 2007			December 31, 2006
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Computers and software	434,773	310,492	124,281	430,514	294,960	135,554
Leasehold improvements	45,629	41,129	4,500	42,076	39,025	3,051
Limestone processing
plant	8,924,186	-	8,924,186	8,812,323	-	8,812,323
Mining equipment	10,119,300	144,238	9,975,062	9,433,692	6,193	9,427,499
Office equipment	641,234	306,777	334,457	640,450	289,195	351,255
	20,165,122	802,636	19,362,486	19,359,055	629,372	18,729,682

8. Mineral properties

At March 31, 2007, the Company’s mineral property in the Athabasca region consisted of 17 (2006 – 32) permits, 50 (2006 – 22) lease applications and 68 (2006 – 69) leases for a total area of 380,136 (2006 – 402,801) hectares.

The Company has capitalized expenditures related to its industrial mineral projects and expensed amounts related to its mineral exploration and technology division. Amounts capitalized and expensed related to mineral properties are as follows:

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the quarters ended March 31, 2007 and 2006
UNAUDITED

Mineral properties capitalized
	At Mar 31,	For the three	At Dec 31,	For the year
	2007	months ended	2006	ended Dec 31,
		Mar 31, 2007		2006
Asset retirement obligation	944,797	(95,859)	1,040,656	680,656
Administration	1,002,291	101,644	900,647	561,290
Assay and geological	114,835	-	114,835	9,091
Equipment	1,109,140	-	1,109,140	1,109,140
Land lease and permit	406,723	78,143	328,580	268,772
Materials, services and drilling	12,838,868	45,881	12,792,987	7,798,478
Site preparation	24,320,289	50,882	24,269,407	18,267,580
Stripping costs during operations	1,750,000	-	1,750,000	1,750,000
Salaries	2,134,454	238,385	1,896,069	833,059
Stock-based compensation	1,334,954	289,126	1,045,828	590,578
Travel and accommodations	557,207	14,081	543,126	259,982
	46,513,558	722,283	45,791,275	32,128,627
Depletion	(1,210,319)	(27,281)	(1,183,038)	(1,183,038)
	45,303,239	695,002	44,608,237	30,945,589

Mineral exploration costs
	For the three	For the three
	months ended	months ended
	Mar 31, 2007	Mar 31, 2006

Administration	-	8,477
Land lease and permit	90,885	120,918
Material, services and drilling	-	115,710
Salaries	16,505	28,580
Travel and accommodations	162	125
	107,552	273,810

Since inception, the Company has spent a total of $51,551,472 on mineral exploration and development of which, $46,513,558 has been capitalized.

9. Operating line of credit

The Company has a revolving credit facility with a Canadian chartered bank that provides two types of credit. The first is a revolving demand loan, by way of either, bank’s prime based loans, letters of credit or letters of guarantee in the amount of $2,000,000. The second provides for a revolving lease line of credit by way of approved lease agreements to acquire capital assets in the amount of $1,455,663. The Company provided a general security agreement over all assets as collateral for this credit facility. A $2,000,000 (2006 – $2,000,000) letter of credit was drawn against the revolving demand facility as guarantee to the Alberta Government for future site reclamation obligations as outlined in Note 11 and the lease line was paid in full on March 16, 2007 as outlined in Note 11.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the quarters ended March 31, 2007 and 2006
UNAUDITED

10. Bank loan

At March 31, 2007, the Company had a non-revolving senior secured credit facility of $15.5 million repayable on March 31, 2008 with an option to extend the term for an additional year. The facility bears interest, calculated and payable monthly, at CIBC prime rates plus 3%. The Company provided a first floating charge debenture over the Company’s mineral properties and a general security agreement over all assets as collateral for this facility. At March 31, 2007, the Company had drawn $5.5 million against this facility and had incurred $632,000 of deferred financing charges for arranging this financing. Deferred financing charges will be amortized over the term of the facility. The facility had an effective interest rate of 9.0% during the quarter. Some restrictions apply for further advances on the facility.

11. Long term debt
	March 31, 2007	December 31, 2006

Equipment loan (a)	7,100,378	7,337,373
Capital lease (b)	-	1,154,806
Total long term debt	7,100,378	8,492,179
Less: current portion	1,416,041	1,580,858
Long term portion	5,684,337	6,911,321

(a) In 2006, the Company entered into a financing agreement with a Canadian lending institution to finance a spread of crushing equipment costing $6,922,050 plus GST. The original loan amount was $7,337,373 with an interest rate of 6.02%. The loan is to be paid off over five years based on blended principal and interest payments of $114,932 per month commencing on January 22, 2007. The loan is non-revolving and is collateralized by the equipment and a $1,000,000 guaranteed investment certificate on deposit at the institution. Interest expense relating to the equipment loan for the quarter was $107,802 (three months ended March 31, 2006 – nil).

Principal payment requirements on the equipment loan over the next five years are as follows:

Remainder of 2007	1,159,171
2008	1,049,243
2009	1,115,176
2010	1,184,193
2011 and thereafter	2,592,595
7,100,378
Less current portion	1,416,041
Long term portion	5,684,337

(b) As part of the Company’s operating line of credit, outlined in Note 9, the Company financed a piece of quarry equipment costing $1,235,000 at an annualized interest rate of 6.6% with a five year repayment term. On March 16, 2007, the Company completed a lease buyout with the Royal Bank of Canada for the lease on the quarry equipment. The Company’s lease line of credit was closed and the RBC released a restriction on a GIC for $1,250,000. Interest expense relating to the capital lease for the quarter was $18,807 (three months ended March 31, 2006 - nil).

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the quarters ended March 31, 2007 and 2006
UNAUDITED

12. Asset retirement obligation

The Company has estimated the total discounted future cost of reclaiming the site of its limestone quarry to be $1,024,766 (2006 -$1,100,000). The total future undiscounted costs are estimated at $2,849,650 (2006 - $2,849,650). This amount is based on estimates provided by consulting engineers to the Company for costs that would be incurred by third parties to return the quarry to its reclaimed status as defined under the Company’s environmental and operating permits. Costs are allocated to two categories and the future site reclamation timing is determined by management for each category. Site infrastructure will service the quarry for its estimated fifty five year life and the initial production quarry area is estimated not to be reclaimed for ten years. The discounted future cost estimates have been determined by management using a 3% inflation rate and a 9.0% credit adjusted risk free rate. The amounts are subject to measurement uncertainty with respect to costs in the local market for third parties to perform this work, the actual timing of reclamation, the inflation rate used and the discount rate used. A $2,000,000 (2006 - $2,000,000) irrevocable standby letter of credit was drawn on the Company’s operating line of credit as a guarantee to Alberta Environment for the estimated future reclamation.

Balance December 31, 2006	1,100,000
Change in estimate	(95,859)
Accretion expense	20,625
Balance end of period	1,024,766

13. Convertible debentures
	March 31, 2007	December 31, 2006
Convertible debentures	34,500,000	34,500,000
Debt issuance costs	(1,205,614)	(1,264,842)
Unamortized discount	(4,478,075)	(4,698,071)
Carrying value	28,816,311	28,537,087

The Company issued convertible unsecured subordinated debentures having a face value of $34.5 million during 2006. The debentures were issued pursuant to a public offering and mature on December 31, 2011. The debentures are convertible into 10,454,545 common shares of the Company at any time prior to maturity at the option of the debenture holder at a conversion price of $3.30 per share. During the quarter ended March 31, 2007, no debentures were converted into shares.

The debentures are unsecured and bear interest at 6% and interest is payable semi-annually commencing on June 30, 2007. Interest expense relating to the debentures for the quarter was $517,500 (2006 – nil) and has been included in accrued liabilities. This is stated interest only.

The Company has classified the debentures in the financial statements according to the separate debt and equity component parts resulting in (i) $4,775,000 being allocated to contributed surplus representing the relative fair value of the conversion feature, and (ii) $29,725,000 being allocated to the carrying value of the convertible debentures. The effective interest rate method was used to determine the allocation to debt and equity and was determined to be 9.97%.

In connection with the debenture issue, the Company paid professional fees in the sum of $1,468,025. These fees have been allocated to debt and equity on the same pro-rata basis used to allocate the original proceeds. The debentures are shown net of the issue costs of $1,205,614 (2006 – $1,264,842) and the resulting carrying value of the convertible debentures will be accreted to the $34,500,000 principal amount over the term to maturity using the effective interest method with the corresponding interest expense being included in the consolidated statements of loss. The accretion of the discount on the convertible debentures for the quarter amounted to $279,224 (three months ended March 31, 2006 – nil) and is included in interest and bank charges.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the quarters ended March 31, 2007 and 2006
UNAUDITED

14. Share capital

(a)    Authorized capital

Unlimited number of common voting shares
Unlimited number of preferred shares, issuable in series
Unlimited number of non-voting shares

(b)    Issued - Common shares
	Number	Amount
Balance December 31, 2006	81,278,487	47,489,830
Issued for cash
Issued on exercise of options	1,503,750	489,963
Reclassified from contributed surplus upon exercise of options	-	48,413
Balance March 31, 2007	82,782,237	48,028,206

(c)    Options

The Company has a stock option plan that was established in 1994 and has been subsequently amended by the shareholders, including most recently in 2006. The purpose of the plan is to offer persons who provide services to the Company, whether directors, officers, consultants or employees, an opportunity to obtain an interest in the Company through the purchase of common shares and to aid in attracting, retaining and encouraging the continued involvement of such persons. The plan contains provisions stating that the option period may not exceed ten years and the aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Corporation from time to time. The options currently vest over a period of eighteen months. The plan is administered by the Compensation Committee of the Board of Directors who determines to whom options shall be granted including the terms and vesting of the grants. When options are granted, the Compensation Committee sets the strike price equal to the closing price on the Toronto Stock Exchange for the previous day.

The Company has outstanding options on common shares as follows:
	Number of	Exercise	Weighted Average	Expiry
	Options	Price Range	Exercise Price ($)	Date
		($)
December 31, 2006
	7,252,070	0.26 – 8.78	2.00	2007- 2011
Granted	725,000	2.80	2.80	2012
Exercised	1,503,750	0.26 –0.55	0.33	2007- 2009
March 31, 2007	6,473,320	0.26 – 8.78	2.48	2007 -2012

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the quarters ended March 31, 2007 and 2006
UNAUDITED

Stock options outstanding and exercisable as at March 31, 2007 are as follows:
Exercise	Number of	Number of	Expiry
Price ($)	Options Outstanding	Options Exercisable	Date
0.34	175,000	175,000	April 2007
0.30	1,260,000	1,260,000	October 2008
0.53	125,000	125,000	May 2009
0.55	1,479,500	1,479,500	August 2009
0.74	7,500	7,500	November 2009
2.35	217,500	217,500	January 2010
2.48	1,088,820	1,088,820	March 2010
2.09	262,500	262,500	April 2010
7.81	225,000	168,750	November 2010
8.78	592,500	444,375	January 2011
8.60	30,000	15,000	April 2011
8.00	125,000	62,500	May 2011
4.40	160,000	80,000	August 2011
2.80	725,000	725,000	January 2012
2.48	6,473,320	6,211,445	2007 - 2012

15. Contributed surplus
Balance, December 31, 2006	10,236,663

Options granted to employees, directors and officers	1,104,954
Options granted to advisors	204,129
Options exercised and reclassed to share capital	(48,413)
Balance, March 31, 2007	11,497,333

16. Loss per share amounts

Basic loss per share is calculated using the weighted-average number of shares outstanding for the year. For purposes of the calculations, the weighted-average number of shares outstanding was 81,674,821 (2006 – 81,002,073). All of the outstanding options have been excluded from the calculation of diluted loss per share for all periods presented as the effect common shares issuable upon exercise of share options is anti-dilutive. All of the Company’s outstanding options are available for dilution in future periods. Furthermore, all of the outstanding debentures have been excluded from the calculation of diluted loss per share for all periods as the effect common shares issuable upon conversion is anti-dilutive.

17. Deficit

Pursuant to Section 38 of the Business Corporations Act of Alberta, the shareholders approved a reduction in the stated capital by the amount of the accumulated deficit as of June 30, 2004. As a result, the deficit and share capital were reduced by $27,748,932.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the quarters ended March 31, 2007 and 2006
UNAUDITED

18. Stock-based compensation and stock-based expenses
	2007	2006
Stock-based compensation for stock issued and vested in	649,750	596,232
the current period
Stock-based compensation for stock issued in prior periods	455,203	645,953
and vested in the current period
Less stock-based compensation capitalized in mineral	(289,126)	(282,888)
properties
Net stock-based compensation expense	815,827	959,297
Stock-based expenses for options issued to non employees
included in professional fees in the period	34,629	63,543
Stock-based expenses for options issued to non employees
included in shareholder services in the period	169,500	-

Total stock-based expenses	1,019,956	1,022,840

The Company uses the Black-Scholes option-pricing model to estimate the fair-value for stock-based compensation for employees, directors, officers and non employees. The vesting period of the options is eighteen months and their fair value was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:
	2007	2006
Weighted average fair value	$1.13	$8.78
Total fair value of options granted during the period	$819,250	$2,322,600

Expected life	2 years	2 years
Risk-free interest rate	4.00%	4.0%
Expected volatility	70%-73%	80%
Annual dividends	nil	nil

Prior to January 1, 2003, the Company was not required to recognize compensation expense for options granted to employees, directors, officers and non employees. Had the fair-value method been used from January 1, 2001 to January 1, 2003, the Company’s net loss and net loss per share, adjusted for the amortization of stock options issued in prior periods into stock based expenses, would have been as follows:
	2007	2006
Pro-forma loss	(3,627,564)	(2,078,780)
Loss per share, basic	(0.04)	(0.03)

19. Commitments

The Company has land lease agreements on exploration properties and rents premises and equipment under operating leases. Commitments under these agreements require the following payments over the next five years:
	Land	Other	Total
2007	431,901	493,338	925,239
2008	431,901	505,513	937,414
2009	431,901	441,504	873,405
2010	431,901	421,489	853,390
2011	431,901	421,489	853,390
	2,159,505	2,283,333	4,442,838

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the quarters ended March 31, 2007 and 2006
UNAUDITED

Not included in the above amounts is a contingent royalty commitment on one land lease to pay $0.15 per tonne of limestone used, should limestone be produced from minerals on that specific lease and a $0.10 per tonne marketing fee to be paid on all limestone sold from the Muskeg Valley Quarry.

20. Related-party transactions

The Company incurs transactions with related parties, in the normal course of business. The transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties and were as follows:
  Included in shareholder services and promotion is $nil (2006 - $5,700) paid to a company controlled by the spouse of a director.
  Included in professional fees is $6,647 (2006 - $13,654) of consulting and legal fees paid to companies owned by officers.
  Included in professional fees is $37,754 (2006 - $225) of legal fees paid to a law firm in which an officer was a partner.
  Included in salaries and benefits are amounts paid to a related party employee of $10,533 (2006 – 9,806).
  Included in accounts payable is $43,915 (2006 – nil) relating to these transactions.

  21. Segmented information

  The Company's principal business segment, Industrial Minerals, is the acquisition, exploration, development and operation of its mineral leases and permits. The Company also engages in ongoing exploration and research of mineral technology. In identifying these segments the Company considers the organizational structural and areas of budget responsibility as well as the general corporate philosophy. The Industrial Minerals division generates its revenue from the sale of limestone products such as aggregates and reagent products. The Mineral Exploration and Technology division could generate income from the sale of technology patents or significant valuable mineral or metals discoveries. The accounting for revenue, expense and assets attributed to each segment is based on each transaction, which is coded to separate general ledger department codes for each segment. The Company’s activities are focused in Western Canada and the Company’s assets are located in Alberta.

  Segmented information for the three-month period ended March 31 is as follows:
	Industrial Minerals	Mineral Exploration and Technology	Corporate	Total
2007
Sales revenue	859,142	-	-	859,142
Cost of sales	(748,987)	-	-	(748,987)
Interest income	-	-	42,379	42,379
Expenses	(677,345)	(107,552)	(2,995,201)	(3,780,098)
Net Loss	(567,190)	(107,552)	(2,952,822)	(3,627,564)
Assets	77,078,090	21,007	9,450,504	86,549,601
2006
Sales revenue	-	-	-	-
Cost of sales	-	-	-	-
Interest income			215,798	215,798
Expenses	(173,668)	273,810	1,833,601	2,281,079
Net Loss	(173,668)	(273,810)	(1,617,803)	(2,065,281)
Assets	22,968,050	46,010	21,346,836	44,360,894

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the quarters ended March 31, 2007 and 2006
UNAUDITED

  22. Financial instruments

  Concentration of credit risk

  The Company provides credit to most of its customers in the ordinary course of business, and generally collateral or other security is not required. The Company conducts ongoing credit evaluations of its customers and maintains allowances for potential credit losses. During the quarter ended March 31, 2007, the Company had two major customers that accounted for 54% of our revenues and 32% of our accounts receivable. The loss of any one of our large customers could have a material adverse effect on our financial position, results of operations and cash flows, however, these particular customers are large, well-known and respected entities in their industry and management does not consider the risk unmanageable

  Fair values

  The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, deposits, accounts payable, bank loan, long-term debt, other current liabilities and convertible debentures approximates their fair value because of the short-term maturities of these items.

  23. Comparative figures

  Certain comparative figures have been reclassified to confirm with presentation adopted in the current year.